Exhibit 99

Risk Factors included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, as supplemented by Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2010 and through updating of various statistical and other information.

Even though our plan to write new insurance in MGIC Indemnity Corporation (“MIC”) has received approval from the Office of the Commissioner of Insurance of the State of Wisconsin (“OCI”) and the GSEs, because MGIC is not expected to meet statutory risk-to-capital requirements to write new business in various states, we cannot guarantee that the implementation of our plan will allow us to continue to write new insurance on an uninterrupted basis.

The insurance laws or regulations of 17 states, including Wisconsin, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the risk-to-capital requirement. While formulations of minimum capital may vary in certain states, the most common measure applied allows for a maximum permitted risk-to-capital ratio of 25 to 1. At June 30, 2010, MGIC’s risk-to-capital ratio was 17.8 to 1. MGIC’s risk-to-capital ratio was affected by our contribution of $200 million to MGIC in the second quarter of 2010. This contribution was made from part of the proceeds from our April 2010 common stock offering. Based upon internal company estimates, MGIC’s risk-to-capital ratio over the next few years, after giving effect to any contribution of the proceeds from our April 2010 offerings to MGIC, could reach 40 to 1 or even higher.

In December 2009, the OCI issued an order waiving, until December 31, 2011, risk-to-capital requirement. MGIC has also applied for waivers in all other jurisdictions that have risk-to-capital requirements. MGIC has received waivers from some of these states. These waivers expire at various times, with the earliest expiration being December 31, 2010. Some jurisdictions have denied the request and others may deny the request. The OCI and other state insurance departments, in their sole discretion, may modify, terminate or extend their waivers. If the OCI or other state insurance department modifies or terminates its waiver, or if it fails to renew its waiver after expiration, MGIC would be prevented from writing new business anywhere, in the case of the waiver from the OCI, or in the particular jurisdiction, in the case of the other waivers, if MGIC’s risk-to-capital ratio exceeds 25 to 1 unless MGIC raised additional capital to enable it to comply with the risk-to-capital requirement. New insurance written in the states that have risk-to-capital ratio limits represented approximately 50% of new insurance written in 2009. If we were prevented from writing new business in all states, our insurance operations would be in run-off, meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid, on those loans, until we either met the applicable risk-to-capital requirement or obtained a necessary waiver to allow us to once again write new business.

We cannot assure you that the OCI or any other jurisdiction that has granted a waiver of its risk-to-capital ratio requirements will not modify or revoke the waiver, that it will renew the waiver when it expires or that we could raise additional capital to comply with the risk-to-capital requirement. Depending on the circumstances, the amount of additional capital we might need could be substantial. See “— Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debentures convert their debentures into shares of our common stock.”

We have implemented a plan to write new mortgage insurance in MIC in selected jurisdictions in order to address the likelihood that in the future MGIC will not meet the minimum regulatory capital requirements discussed above and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which minimum requirements are present.  MIC has received the necessary approvals, including from the OCI, to write business in all of the jurisdictions in which MGIC would be prohibited from continuing to write new business in the event of MGIC’s failure to meet applicable regulatory capital requirements and obtain waivers of those requirements.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae (the “Fannie Mae Agreement”) under which MGIC agreed to contribute $200 million to MIC (which MGIC has done) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011 subject to the terms of the Fannie Mae Agreement. Under the Fannie Mae Agreement, MIC will be eligible to write mortgage insurance only in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC’s failure to meet regulatory capital requirements and if MGIC fails to obtain relief from those requirements or a specified waiver of them. The Fannie Mae Agreement, including certain restrictions imposed on us, MGIC and MIC, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2009.

On February 11, 2010, Freddie Mac notified (the “Freddie Mac Notification”) MGIC that it may utilize MIC to write new business in states in which MGIC does not meet minimum regulatory capital requirements to write new business and does not obtain appropriate waivers of those requirements. This conditional approval to use MIC as a “Limited Insurer” will expire December 31, 2012. This conditional approval includes terms substantially similar to those in the Fannie Mae Agreement and is summarized more fully in our Form 8-K filed with the SEC on February 16, 2010.

Under the Fannie Mae Agreement, Fannie Mae approved MIC as an eligible mortgage insurer only through December 31, 2011 and Freddie Mac has approved MIC as a “Limited Insurer” only through December 31, 2012. Whether MIC will continue as an eligible mortgage insurer after these dates will be determined by the applicable GSE’s mortgage insurer eligibility requirements then in effect. For more information, see “— MGIC may not continue to meet the GSEs’ mortgage insurer eligibility requirements.” Further, under the Fannie Mae Agreement and the Freddie Mac Notification, MGIC cannot capitalize MIC with more than the $200 million contribution already made without prior approval from each GSE, which limits the amount of business MIC can write. We believe that the amount of capital that MGIC has contributed to MIC will be sufficient to write business for the term of the Fannie Mae Agreement in the jurisdictions in which MIC is eligible to do so. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific regulatory capital requirements applicable to mortgage insurers, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to write business.

A failure to meet the specific minimum regulatory capital requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has claims paying resources to meet its claim obligations on its insurance in force, even in scenarios in which it fails to meet regulatory capital requirements, we cannot assure you that the events that lead to MGIC failing to meet regulatory capital requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC’s claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity, future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about housing values and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any dispute resolution proceedings related to rescissions that we make.

We have reported net losses for the last three years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability.

For the years ended December 31, 2009, 2008 and 2007, respectively, we had a net loss of $1.3 billion, $0.5 billion and $1.7 billion. We believe the size of our future net losses will depend primarily on the amount of our incurred and paid losses and to a lesser extent on the amount and profitability of our new business. Our incurred and paid losses are dependent on factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. We currently expect to incur losses for the second half of 2010 that would materially exceed what we reported for the first half of the year and annual losses thereafter. Although we currently expect to return to profitability on an annual basis, we cannot assure you when, or if, this will occur. Among the assumptions underlying our forecasts are that loan modification programs will only modestly mitigate losses; that the cure rate steadily improves but does not return to historic norms until early 2013; and there is no change to our current rescission practices. In this latter regard, see “— We may not continue to realize benefits from rescissions at the levels we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper.” During the last few years our ability to forecast accurately future results has been limited due to significant volatility in many of the factors that go into our forecasts. The net losses we have experienced have eroded, and any future net losses will erode, our shareholders’ equity and could result in equity being negative.

We may not continue to realize benefits from rescissions at the levels we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper.

Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In 2009, rescissions mitigated our paid losses by $1.2 billion and in the first half of 2010, rescissions mitigated our paid losses by $640 million (both of these figures include amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). While we have a substantial pipeline of claims investigations that we expect will eventually result in future rescissions, we expect that rescissions will not continue to mitigate paid losses at the same level we have recently experienced.

In addition, our loss reserving methodology incorporates the effects we expect rescission activity to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. See “—Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.” We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009, compared to $0.6 billion in the first half of 2010, substantially all of which was experienced in the first quarter of 2010.  Both of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. In recent quarters, between 25% and 30% of claims received in a quarter have been resolved by rescissions. At June 30, 2010, we had 228,455 loans in our primary delinquency inventory; the resolution of a significant portion of these loans will not involve paid claims.

If MGIC’s right to rescind coverage is disputed, the outcome of the dispute ultimately would be determined by legal proceedings. Objections to rescission may be made several years after we have rescinded an insurance policy. Countrywide Home Loans, Inc. and an affiliate (“Countrywide”) filed a lawsuit against MGIC alleging that MGIC denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages of at least $150 million, exclusive of interest and costs. For more information about this lawsuit and arbitration case, see “—We are subject to the risk of private litigation and regulatory proceedings.”

In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. Loans covered by this settlement agreement represent fewer than 10% of our policies in force as well as our delinquent inventory. Under this agreement, we are waiving certain of our rescission rights on loans subject to the agreement and the customer is contributing to the cost of claims that we pay on these loans. The rescission rights we are waiving are for matters related to loan origination, which historically have been the basis of substantially all of our rescissions. In addition, under the agreement we reversed certain rescissions and the customer waived claims regarding certain other past rescissions.  The Company considered the terms of this agreement when establishing it loss reserves at June 30, 2010, however this agreement did not have a significant impact. In addition, we continue to discuss with other lenders their objections to material rescissions and are involved in other arbitration proceedings with respect to rescissions that are not collectively material in amount.

We are subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. In addition, the Dodd-Frank Act, which was passed in July 2010, establishes the Bureau of Consumer Financial Protection to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that affect our business. Such rules and regulations could have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the “MN Department”), which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MN Department, and beginning in March 2008 the MN Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In addition, beginning in June 2008, we have received subpoenas from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that HUD as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

Since October 2007 we have been involved in an investigation conducted by the Division of Enforcement of the SEC. The investigation appears to involve disclosure and financial reporting by us and by a co-investor regarding our respective investments in our C-BASS joint venture. We have provided documents to the SEC and a number of our executive officers, as well as other employees, have testified. This matter is ongoing and no assurance can be given that the SEC staff will not recommend an enforcement action against our company or one or more of our executive officers or other employees.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees’ Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the “Complaint”) on June 22, 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS, including its liquidity. Our motion to dismiss the Complaint was granted on February 18, 2010. On March 18, 2010, plaintiffs filed a motion for leave to file an amended complaint. Attached to this motion was a proposed Amended Complaint (the “Amended Complaint”). The Amended Complaint alleges that we and two of our officers named in the Amended Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about C-BASS, including its liquidity, and by failing to properly account for our investment in C-BASS. The Amended Complaint also names two officers of C-BASS with respect to the Amended Complaint’s allegations regarding C-BASS. The purported class period covered by the Complaint begins on February 6, 2007 and ends on August 13, 2007. The Amended Complaint seeks damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported violations of federal securities laws. On April 12, 2010, we filed a motion in opposition to Plaintiff’s motion for leave to amend its complaint. With limited exceptions, our bylaws provide that our officers are entitled to indemnification from us for claims against them of the type alleged in the Amended Complaint. We are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

Several law firms have issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan’s investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.

As we previously disclosed, for some time we have had discussions with lenders regarding their objections to rescissions that in the aggregate are material. On December 17, 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco (the “California State Court”) against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the flow insurance policies at issue. On January 19, 2010, we removed this case to the United States District Court for the Northern District of California (the “District Court”). On March 30, 2010, the District Court ordered the case remanded to the California State Court. We have appealed this decision to the United States Court of Appeals for the Ninth Circuit (the “Court of Appeals”) and asked the Court of Appeals to vacate the remand and stay proceedings in the District Court. On May 17, 2010, the Court of Appeals denied a stay of the District Court’s remand order. On May 28, 2010, Countrywide filed an amended complaint substantially similar to the original complaint in the California State Court. On July 2, 2010, we filed a petition in the California State Court to compel arbitration and stay the litigation in that court.

In connection with the Countrywide dispute discussed above, on February 24, 2010, we commenced an arbitration action against Countrywide seeking a determination that MGIC was entitled to deny and/or rescind coverage on the loans involved in the arbitration action, which numbered more than 1,400 loans as of the filing of the action. On March 16, 2010, Countrywide filed a response to our arbitration action objecting to the arbitrator’s jurisdiction in view of the case initiated by Countrywide in the California State Court and asserting various defenses to the relief sought by MGIC in the arbitration. The response also seeks damages of at least $150 million, exclusive of interest and costs, as a result of purported breaches of flow insurance policies issued by MGIC and additional damages, including exemplary damages, on account of MGIC’s purported breach of an implied covenant of good faith and fair dealing. We intend to defend MGIC against Countrywide’s complaint and arbitration response, and to pursue MGIC’s claims in the arbitration, vigorously. However, we are unable to predict the outcome of these proceedings or their effect on us.

In addition to the rescissions at issue with Countrywide, we have a substantial pipeline of claims investigations (including investigations involving loans related to Countrywide) that we expect will eventually result in future rescissions. For additional information about rescissions, see “—We may not continue to realize benefits from rescissions at the levels we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper.” In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. Loans covered by this settlement agreement represent fewer than 10% of our policies in force as well as our delinquent inventory. Under this agreement, we are waiving certain of our rescission rights on loans subject to the agreement and the customer is contributing to the cost of claims that we pay on these loans. The rescission rights we are waiving are for matters related to loan origination, which historically have been the basis of substantially all of our rescissions. In addition, under the agreement we reversed certain rescissions and the customer waived claims regarding certain other past rescissions.  The Company considered the terms of this agreement when establishing it loss reserves at June 30, 2010, however this agreement did not have a significant impact.

Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac. The business practices of the GSEs affect the entire relationship between them, lenders and mortgage insurers and include:

•
the level of private mortgage insurance coverage, subject to the limitations of the GSEs’ charters (which may be changed by federal legislation) when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,

•	whether the GSEs influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•
the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

•	the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs.

In September 2008, the Federal Housing Finance Agency (“FHFA”) was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry’s inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. Such changes may allow the GSEs to reduce or eliminate the level of private mortgage insurance coverage that they use as credit enhancement, which could have a material adverse effect on our revenue, results of operations or financial condition. The Obama administration and certain members of Congress have publicly stated that that they are considering proposing significant changes to the GSEs. As a result, it is uncertain what role that the GSEs will play in the domestic residential housing finance system in the future or the impact of any such changes on our business.

For a number of years, the GSEs have had programs under which on certain loans lenders could choose a mortgage insurance coverage percentage that was only the minimum required by their charters, with the GSEs paying a lower price for these loans (“charter coverage”). The GSEs have also had programs under which on certain loans they would accept a level of mortgage insurance above the requirements of their charters but below their standard coverage without any decrease in the purchase price they would pay for these loans (“reduced coverage”). Effective January 1, 2010, Fannie Mae broadly expanded the types of loans eligible for charter coverage and in the second quarter of 2010 Fannie Mae eliminated its reduced coverage program. In recent years, a majority of our volume was on loans with GSE standard coverage, a substantial portion of our volume has been on loans with reduced coverage, and a minor portion of our volume has been on loans with charter coverage. We charge higher premium rates for higher coverage percentages. During the first half of 2010, the portion of our volume insured at charter coverage has been approximately the same as in the recent years and, due in part to the elimination of reduced coverage by Fannie Mae, the portion of our volume insured at standard coverage has increased. Also, the pricing changes we implemented on May 1, 2010 (see “—The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.”) may eliminate a lender’s incentive to use Fannie Mae charter coverage in place of standard coverage. However, to the extent lenders selling loans to Fannie Mae in the future did choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

Both of the GSEs have guidelines on terms under which they can conduct business with mortgage insurers, such as MGIC, with financial strength ratings below Aa3/AA-. (MGIC’s financial strength rating from Moody’s is Ba3, with a positive outlook and from Standard & Poor’s is B+, with a negative outlook.) For information about how these policies could affect us, see “—MGIC may not continue to meet the GSEs’ mortgage insurer eligibility requirements.”

MGIC may not continue to meet the GSEs’ mortgage insurer eligibility requirements.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements. We believe that the GSEs are analyzing their mortgage insurer eligibility requirements and may make changes to them in the near future. Currently, MGIC is operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction between a mortgage insurer and MGIC will continue to operate under a remediation plan for the foreseeable future. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. If MGIC ceases being eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration, or FHA, and the Veterans Administration,

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•
investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and

•
lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

The FHA substantially increased its market share beginning in 2008. We believe that the FHA’s market share increased, in part, because mortgage insurers have tightened their underwriting guidelines (which has led to increased utilization of the FHA’s programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). Recent federal legislation and programs have also provided the FHA with greater flexibility in establishing new products and have increased the FHA’s competitive position against private mortgage insurers.

Financial reform legislation passed in July 2010 (commonly referred to as the Dodd-Frank Act) requires lenders and securitizers to retain some of the risk associated with mortgage loans that they sell or securitize, unless the mortgage loans are “qualified mortgages” or are insured by the FHA or another federal agency. Under this legislation, regulators will establish the definition of “qualified mortgages.” In doing so, they are to consider, among other things, the presence of mortgage insurance. Depending on whether and to what extent, the presence of mortgage insurance establishes a loan as a “qualified mortgage,” this legislation may materially adversely affect the amount of new insurance that we write.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. During the first half of 2010, approximately 14% of our new insurance written was for loans for which one lender was the original insured, although revenue from such loans was significantly less than 10% of our revenues during this period. Our private mortgage insurance competitors include:

•	PMI Mortgage Insurance Company,

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	Republic Mortgage Insurance Company, whose parent, based on information filed with the SEC through August 5, 2010, is our largest shareholder,

•	CMG Mortgage Insurance Company, and

•	Essent Guaranty, Inc.

Until recently, the mortgage insurance industry had not had new entrants in many years. Recently, Essent Guaranty, Inc. announced that it began writing new mortgage insurance. Essent has publicly reported that one of its investors is JPMorgan Chase which is one of our customers. The perceived increase in credit quality of loans that are being insured today combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage new entrants. We understand that one potential new entrant has advertised for employees. The FHA, which in recent years was not viewed by us as a significant competitor, substantially increased its market share beginning in 2008.

Our relationships with our customers could be adversely affected by a variety of factors, including tightening of and adherence to our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers, rescission of loans that affect the customer and our decision to discontinue ceding new business under excess of loss captive reinsurance programs. In the fourth quarter of 2009, Countrywide commenced litigation against us as a result of its dissatisfaction with our rescissions practices shortly after Countrywide ceased doing business with us. See “—We are subject to the risk of private litigation and regulatory proceedings” for more information about this litigation and the arbitration case we filed against Countrywide regarding rescissions. Countrywide and its Bank of America affiliates accounted for 12.0% of our flow new insurance written in 2008 and 8.3% of our new insurance written in the first three quarters of 2009. In addition, we continue to have discussions with other lenders who are significant customers regarding their objections to rescissions.

We believe some lenders assess a mortgage insurer’s financial strength rating as an important element of the process through which they select mortgage insurers. MGIC’s financial strength rating from Moody’s is Ba3, with a positive outlook and from Standard & Poor’s is B+, with a negative outlook. It is possible that MGIC’s financial strength ratings could decline from these levels. As a result of MGIC’s less than investment grade financial strength rating, MGIC may be competitively disadvantaged with these lenders.

Downturns in the domestic economy or declines in the value of borrowers’ homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or higher interest rates generally or other factors. The residential mortgage market in the United States has for some time experienced a variety of poor or worsening economic conditions, including a material nationwide decline in housing values, with declines continuing in 2010 in a number of geographic areas. Home values may continue to deteriorate and unemployment levels may continue to increase or remain elevated.

The mix of business we write also affects the likelihood of losses occurring.

Even when housing values are stable or rising, certain types of mortgages have higher probabilities of claims. These types include loans with loan-to-value ratios over 95% (or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. As of June 30, 2010, approximately 58% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 8.9% had FICO credit scores below 620, and 11.9% had limited underwriting, including limited borrower documentation. A material portion of these loans were written in 2005 — 2007 or the first quarter of 2008. In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under “doc waiver” programs that do not require verification of borrower income are classified by us as “full documentation.” For additional information about such loans, see Note 12 to our consolidated financial statements.

Beginning in the fourth quarter of 2007 we made a series of changes to our underwriting guidelines in an effort to improve the risk profile of our new business. Requirements imposed by new guidelines, however, only affect business written under commitments to insure loans that are issued after those guidelines become effective. Business for which commitments are issued after new guidelines are announced and before they become effective is insured by us in accordance with the guidelines in effect at time of the commitment even if that business would not meet the new guidelines. For commitments we issue for loans that close and are insured by us, a period longer than a calendar quarter can elapse between the time we issue a commitment to insure a loan and the time we report the loan in our risk in force, although this period is generally shorter.

From time to time, in response to market conditions, we increase or decrease the types of loans that we insure. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together these exceptions accounted for fewer than 5% of the loans we insured in recent quarters. The changes to our underwriting guidelines since the fourth quarter of 2007 include the creation of two tiers of “restricted markets.” Our underwriting criteria for restricted markets do not allow insurance to be written on certain loans that could be insured if the property were located in an unrestricted market. Beginning in September 2009, we removed several markets from our restricted markets list and moved several other markets from our Tier Two restricted market list (for which our underwriting guidelines are most limiting) to our Tier One restricted market list. In addition, we have made other changes that have relaxed our underwriting guidelines and expect to continue to make changes in appropriate circumstances that will do so in the future.

As of June 30, 2010, approximately 3.4% of our primary risk in force written through the flow channel, and 39.1% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we have insured “interest-only” loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that were effective beginning in the first quarter of 2008, our insurance written beginning in the second quarter of 2008 will generate underwriting profits.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with generally accepted accounting principles, commonly referred to as GAAP, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is often referred to as “IBNR”). We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporates anticipated mitigation from rescissions.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

Beginning on May 1, 2010, we began pricing our new insurance written considering, among other things, the borrower’s credit score in a majority of states and, subject to regulatory approval, expect to implement these changes in the remaining states in the next several months. We made these rate changes to be more competitive with insurance programs offered by the FHA. These rate changes have resulted in lower premiums being charged for a substantial majority of our new insurance written. However, beginning in the fourth quarter of 2009, the average coverage percentage of our new insurance written increased. We believe the increased coverage was due in part to the elimination of Fannie Mae’s reduced coverage program. See “—Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.” Because we charge higher premiums for higher coverages, the effect of lower premium rates since May 1, 2010 has been mitigated by the increase in premiums due to higher coverages. We cannot predict whether our new business written in the future will continue to have higher coverages. For more information about our rate changes, see our Form 8-K that was filed with the SEC on February 23, 2010.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of June 30, 2010, the premium deficiency reserve was $169 million, which reflects the present value of expected future losses and expenses that exceeds the present value of expected future premium and already established loss reserves on these bulk transactions.

The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that additional premium deficiency reserves on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

Loan modification and other similar programs may not provide material benefits to us and our losses on loans that re-default can be higher than what we would have paid had the loan not been modified.

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation (the “FDIC”) and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. For the quarter ending June 30, 2010, we were notified of modifications involving loans with risk in force of approximately $960 million.

One such program is the Home Affordable Modification Program (“HAMP”), which was announced by the US Treasury in early 2009. Some of HAMP’s eligibility criteria relate to the borrower’s current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP’s three month “trial modification” period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 28,000 loans in our primary delinquent inventory at June 30, 2010 for which the HAMP trial period has begun which trial periods have not been reported to us as cancelled and through June 30, 2010 approximately 19,600 delinquent primary loans have cured their delinquency after entering HAMP and have not redefaulted. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly in recent months, most of the loans currently in a trial period will not receive HAMP modifications and we expect that some of the loans that have been modified by HAMP will redefault.

Under HAMP, a net present value test (the “NPV Test”) is used to determine if loan modifications will be offered. For loans owned or guaranteed by the GSEs, servicers may, depending on the results of the NPV Test and other factors, be required to offer loan modifications, as defined by HAMP, to borrowers. As of December 1, 2009, the GSEs changed how the NPV Test is used. These changes made it more difficult for some loans to be modified under HAMP. While we lack sufficient data to determine the impact of these changes, we believe that they may materially decrease the number of our loans that will participate in HAMP. In January 2010 the United States Treasury Department further modified the HAMP eligibility requirements. Effective June 1, 2010 a servicer may evaluate and initiate a HAMP trial modification for a borrower only after the servicer receives certain documents that allow the servicer to verify the borrower’s income and the cause of the borrower’s financial hardship. Previously, these documents were not required to be submitted until after the successful completion of HAMP’s trial modification period. We believe that this will decrease the number of new HAMP trial modifications.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be, and therefore we cannot ascertain with confidence whether these programs will provide material benefits to us. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a mortgage balance to be reduced in bankruptcy, we would still be responsible to pay the original balance if the borrower re-defaulted on that mortgage after its balance had been reduced. Various government entities and private parties have enacted foreclosure (or equivalent) moratoriums. Such a moratorium does not affect the accrual of interest and other expenses on a loan. Unless a loan is modified during a moratorium to cure the default, at the expiration of the moratorium additional interest and expenses would be due which could result in our losses on loans subject to the moratorium being higher than if there had been no moratorium.

Eligibility under loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003. Future premiums on our insurance in force represent a material portion of our claims paying resources.

Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debentures convert their debentures into shares of our common stock.

As noted above under “— Even though our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received approval from the Office of the Commissioner of Insurance of the State of Wisconsin (“OCI”) and the GSEs, because MGIC is not expected to meet statutory risk-to-capital requirements to write new business in various states, we cannot guarantee that the implementation of our plan will allow us to continue to write new insurance on an uninterrupted basis,” we may be required to raise additional equity capital. Any such future sales would dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.

We have approximately $390 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. We have elected to defer the payment of a total of approximately $55 million of interest on these debentures. We may also defer additional interest in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also converted into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We also have approximately $345 million principal amount of 5% Convertible Senior Notes outstanding. The Senior Notes are convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. We do not have the right to defer interest on these Senior Notes.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

•	restrictions on mortgage credit due to more stringent underwriting standards and liquidity issues affecting lenders,

•	the level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.

The Dodd-Frank Act, which was passed in July 2010, establishes the Bureau of Consumer Financial Protection to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that affect our business or the volume of low down payment home mortgage originations. Such rules and regulations could have a material adverse effect on our financial position or results of operations.

A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our new insurance written and reduce our revenues.  Such a decline could be caused by, among other things, by the definition of “qualified mortgages” by regulators implementing the financial reform legislation passed in July 2010 (commonly referred to as the Dodd-Frank Act).  See “—The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.”

The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2007.

The Internal Revenue Service (“IRS”) has completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and has issued assessments for unpaid taxes, interest and penalties. The primary adjustment in both examinations relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits (“REMICS”). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process is ongoing and may last for an extended period of time, but at this time it is difficult to predict with any certainty when it may conclude. If we are unable to reach an agreement through the IRS’ appeals process, we will evaluate our alternatives and choose an appropriate course of action at that time. The assessment for unpaid taxes related to the REMIC issue for these years is $197.1 million in taxes and accuracy-related penalties, plus applicable interest. Other adjustments during taxable years 2000 through 2007 are not material, and have been agreed to with the IRS. On July 2, 2007, we made a payment on account of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. We believe, after discussions with outside counsel about the issues raised in the examinations and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these assessments. If the outcome of this matter differs materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord, or other changes to our customers’ capital requirements, may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (Basel I), which set out international benchmarks for assessing banks’ capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2009 and may be implemented by the remaining banks in the United States and many other countries in 2010. Basel II affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance, or other changes to our customers’ capital requirements, may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways.

Our Australian operations may suffer significant losses.

We have committed significant resources to begin international operations, primarily in Australia, where we started to write business in June 2007. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia. Our existing risk in force in Australia is subject to the risks described in the general economic and insurance business-related factors discussed above. Recent significant increases in housing values in Australia may make these risks more significant than they have been in the past because these increases may make Australian housing values more susceptible to significant future price declines. In addition to these risks, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses. Future housing market conditions could lead to additional such increases. Managing a substantially higher volume of non-performing loans could lead to disruptions in the servicing of mortgage.